MUNDOVAL FUND
GLOBAL VALUE INVESTING



A.Q. Johnson & Co., Inc., Adviser of
the Mundoval Fund
is proud to sponsor
Wine D'Vine
benefiting
Walden Family Services

Know the PEOPLE behind your mutual fund,
UNDERSTAND how your assets are invested,
BUILD a relationship, and a portfolio.

Get to know us and our investment process.
(858) 454-4837 | info@mundoval.com
www.mundoval.com

San Diego-Owned & Operated | Worldwide Investment Strategy

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing.